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                           August 18, 2022

       Kathleen P. Leneghan
       Chief Financial Officer
       Invacare Corporation
       One Invacare Way
       Elyria, Ohio 44035

                                                        Re: Invacare
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 16,
2022
                                                            File No. 333-266915

       Dear Ms. Leneghan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Kristofer K. Spreen,
Esq.